Exhibit 99.1

news release

Encana reports on the election of director voting results from the 2014 Annual Meeting of Shareholders

Calgary, Alberta (May 13, 2014)

The following matter was voted upon at the Annual Meeting of Shareholders of Encana Corporation (TSX, NYSE: ECA) (“Encana” or the “Corporation”) held on May 13, 2014 in Calgary, Alberta. This and other matters voted upon are described in greater detail in the 2014 Notice of Annual Meeting of Shareholders and Information Circular dated March 17, 2014 (the “Circular”).

Election of Directors

By resolution passed via ballot, the following nine nominees were appointed as Directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results of the ballot were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Peter A. Dea	428,568,559	99.61%	1,697,413	0.39%
Claire S. Farley	426,192,807	99.05%	4,073,165	0.95%
Fred J. Fowler	426,802,934	99.20%	3,463,038	0.80%
Suzanne P. Nimocks	424,600,295	98.68%	5,665,677	1.32%
Jane L. Peverett	425,742,870	98.95%	4,523,102	1.05%
Brian G. Shaw	421,282,851	97.91%	8,983,121	2.09%
Douglas J. Suttles	428,612,277	99.62%	1,653,695	0.38%
Bruce G. Waterman	426,986,267	99.24%	3,279,705	0.76%
Clayton H. Woitas	426,642,638	99.16%	3,623,334	0.84%

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski
Senior Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

Encana Corporation	1